November 19, 2024

Bill Zarkalis
Chief Executive Officer
Titan America SA
1000 Bruxelles
Square de Mee  s 37, Belgium

        Re: Titan America SA
            Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted November 4, 2024
            CIK No. 0002035304
Dear Bill Zarkalis:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 11, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1
Financial Metrics and Financial Highlights, page 75

1. We note you present Ratio of Net Debt to Adjusted EBITDA, a non-IFRS financial measure, in the Financial Metrics and Financial Highlights table. Please revise your disclosure to present, with equal or greater prominence, the most directly comparable
       IFRS financial measure, Ratio of Total Debt to Net income. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Compliance
       & Disclosure Interpretations regarding Non-GAAP Financial Measures. November 19, 2024
Page 2
Financial Metrics and Financial Highlights, page 76

2. We note you present and discuss year-over-year changes in Free Cash Flow and Ratio of Net Debt to Adjusted EBITDA, non-IFRS financial measures, on page 76. Please revise your disclosure to present, with equal or greater prominence, the year-over-year changes in the most directly comparable IFRS financial measures. Refer to Item
       10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Compliance
       & Disclosure Interpretations regarding Non-GAAP Financial Measures. Liquidity and Capital Resources, page 94

3. We note your response to prior comment 8. Please tell us why you do not believe that agreements relating to your lease liabilities are material pursuant to
Item 601(b)(10).
Exhibit 96.1, page II-2

4. We note your response to prior comments 28 and 29. We are able to calculate your net revenue numbers in Tale 19-1 based on the pricing data from Section
19.1.1 and the
       production parameters in Section 19.1.4, however we are unable to reconcile the operating expenses in Table 19-1 with the mining and processing costs and/or unit mining costs from Section 18. Please provide addition disclosure in this regard.

       Please include process capital costs in section 18.

       Additionally please provide a total column in Table 19-1.
Exhibit 96.2, page II-2

5. We note your response to prior comments 33 and 34. We are able to calculate your net revenue numbers in Tale 19-1 based on the pricing data from Section
19.1.1 and the
       production parameters in Section 19.1.5, however we are unable to reconcile the operating expenses in Table 19-1 with the mining and processing costs and/or unit mining costs from Section 18. Please provide addition disclosure in this regard.

       Please include process capital costs in section 18.

       Additionally please provide a total column in Table 19-1.
 November 19, 2024
Page 3

        Please contact Ranjit Singh Pawar at 202-551-2702 or Kimberly Calder at 202-551-
3701 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman at 202-551-3610 for questions regarding the engineering comments. Please contact Claudia Rios at 202-551-8770 or Liz Packebusch at
202-551-8749 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Energy &
Transportation
cc:   Jeffrey D. Karpf, Esq.